Exhibit 99.1

NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERS

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 14, 2021

You are receiving this notification as Wheaton Precious Metals Corp. (the “Company”) uses the notice and access model for the delivery of its information circular to its shareholders in respect of its annual and special meeting of shareholders to be held on May 14, 2021 (the “Meeting”). Under notice and access, instead of receiving paper copies of the Company’s management information circular for the year ended December 31, 2020 (the “Information Circular”), shareholders are receiving this notice with information on how they may access the Information Circular electronically. However, together with this notification, shareholders continue to receive a proxy or voting instruction form (“VIF”), as applicable, enabling them to vote at the Meeting. For this year’s Meeting, in response to the COVID-19 pandemic, the Company has adopted an online virtual meeting platform in addition to the in person meeting location and we are strongly encouraging all of our shareholders to participate in the Meeting using this online platform. See important information below on voting at the Meeting using the online platform.

MEETING DATE AND LOCATION

Important Meeting Information
Date	May 14, 2021
Time	10:30a.m. (PST)
Virtual	https://web.lumiagm.com/152290879
In person	Offices of Cassels, Brock & Blackwell LLP, Suite 2200 HSBC Building, 885 West Georgia Street, Vancouver, British Columbia V6C 3E8

SHAREHOLDERS WILL BE ASKED TO CONSIDER AND VOTE ON THE FOLLOWING MATTERS:

•	FINANCIAL STATEMENTS: To receive the audited consolidated financial statements for the year ended December 31, 2020 and the report of the auditors thereon.

•	ELECTION OF DIRECTORS: To elect the ten director nominees. See the section entitled “Election of Directors” in the Information Circular.

•	APPOINTMENT OF AUDITORS: To appoint Deloitte LLP, Independent Registered Public Accounting Firm, as auditors for 2021 and to authorize the directors to fix the auditors’ remuneration. See the section entitled “Appointment of Auditors” in the Information Circular.

•	SAY ON PAY: To approve a non-binding advisory resolution on the Company’s approach to executive compensation. See the section entitled “Executive Compensation” and “Say On Pay Advisory Vote” in the Information Circular.

•	OTHER BUSINESS: To transact any other business which may properly come before the Meeting or any adjournment of the Meeting.

SHAREHOLDERS ARE REMINDED TO VIEW THE INFORMATION CIRCULAR PRIOR TO VOTING. SEE BELOW AND OVER FOR HOW TO VIEW INFORMATION CIRCULAR. WEBSITES WHERE INFORMATION CIRCULAR IS POSTED

The Information Circular can be viewed online under the Company’s profile at www.sedar.com or on the United States Securities and Exchange Commission website at www.sec.gov or at the Company’s website at www.wheatonpm.com/Investors/annual-general-meeting.

HOW TO OBTAIN PAPER COPIES OF THE INFORMATION CIRCULAR

Shareholders may request paper copies of the Information Circular be sent to them by postal delivery at no cost to them. Requests may be made up to one year from the date the Information Circular was filed on SEDAR. Shareholders who wish to receive paper copies of the Information Circular may request copies by calling toll-free at 1-888-433-6443 or by emailing fulfilment@astfinancial.com. Requests for paper copies must be received at least five business days in advance of the proxy deposit date and time set out in the accompanying proxy or VIF in order to receive the Information Circular in advance of the proxy deposit date and Meeting. The Information Circular will be sent to such shareholders within three business days of their request if such requests are made before the Meeting. Those shareholders with existing instructions on their account to receive a paper copy of meeting materials will receive a paper copy of the Information Circular with this notification. Shareholders are able to request to receive copies of the Company’s annual and/or interim financial statements and relevant management’s discussion and analysis on the form of proxy or VIF, as applicable.

Shareholders with questions about notice and access can call toll free at 1-800-380-8687.

VOTING ONLINE VIRTUAL MEETING PLATFORM

All shareholders participating in our online virtual Meeting platform will be able listen to the Meeting live, ask questions online, and for registered shareholders or proxyholders, submit votes in real time. The online Meeting can be accessed at https://web.lumiagm.com/152290879. Registered shareholders and duly appointed proxyholders (including non-registered shareholders who have duly appointed themselves as proxyholders) may enter the online Meeting platform by clicking “I have a control number” and entering a valid control number and the password “wheaton2021” (case sensitive) before the start of the Meeting. Non-registered shareholders who wish to vote at the Meeting through the online virtual platform must insert their own name in the space provided on the VIF received from the nominee. In so doing, such non-registered shareholder will be instructing its nominee to appoint such non-registered shareholder as proxyholder. Non-registered shareholders must adhere strictly to the signature and return instructions provided by their nominee. It is not necessary to complete the form in any other respect, since such non-registered shareholder will be voting at the Meeting by voting online through the online virtual Meeting platform. Non-registered shareholders who wish to vote at the Meeting must register as proxyholder by contacting AST Trust Company (Canada) at 1-866-751-6315 (in North America) or 1 (212) 235-5754 outside North America or by completing the electronic form located at: https://lp.astfinancial.com/control-number-request-en.html by 10:30a.m. PST on Wednesday, May 12, 2021. AST Trust Company (Canada) will then provide the non-registered shareholder with a control number by email after the proxy voting deadline has passed. The control number is the non-registered shareholder’s username for the purposes of logging into the Meeting.

VOTING – PROXY

For shareholders who are unable to attend the online virtual Meeting, they may choose to vote by proxy as follows:

Registered shareholders are asked to return their proxies using the following methods by the proxy deposit date noted on your proxy:

CANADA AND UNITED STATES

FAX:	1-866-781-3111 (Canada or US) or 1-416-368-2502 (outside North America).

INTERNET:	Go to www.astvotemyproxy.com and follow the instructions using the 13-digit control number located on the proxy.

E-MAIL:	Send to proxyvote@astfinancial.com.

MAIL:	Complete the form of proxy or any other proper form of proxy, sign it and mail it to: AST Trust Company (Canada) Proxy Dept., P.O. Box 721 Agincourt, Ontario M1S 0A1 Canada

Non-registered (or beneficial) shareholders are asked to return their voting instructions using the methods set out on their VIF or business reply envelope, or as set out below, at least one business day in advance of the proxy deposit date noted on your VIF:

CANADA		UNITED STATES

MAIL:	Data Processing Centre P.O. Box 3700, STN INDUSTRIAL PARK Markham, Ontario L3R 9Z9 Canada	MAIL:	Proxy Services PO Box 9104 Farmingdale, New York 11735-9533 USA
TELEPHONE:	English: 1-800-474-7493 French: 1-800-474-7501	TELEPHONE:	1-800-454-8683
INTERNET:	Go to www.proxyvote.com and follow the instructions using the 16-digit control number included in your VIF.	INTERNET:	Go to www.proxyvote.com and follow the instructions using the 16-digit control number included in your VIF.

QR CODE:	Vote by scanning the QR code included in your voting instruction form to access the voting site from your mobile device.	QR CODE:	Vote by scanning the QR code included in your voting instruction form to access the voting site from your mobile device.